UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated April 3, 2023

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On March 31 and April 3, 2023, ArcelorMittal published the press releases attached hereto as Exhibits 99.1 and 99.2 and hereby incorporated by reference into this report on Form 6-K.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release, dated March 31, 2023, ArcelorMittal announces publication of the 2022 statutory financial statements of ArcelorMittal parent company
Exhibit 99.2	Press release, dated April 3, 2023, ArcelorMittal announces the completion of its 60,431,380 shares buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 3 April 2023

By:        /s/ Henk Scheffer

       Name: Henk Scheffer

       Title:   Company Secretary & Group Compliance & Data Protection Officer